Exhibit 21.01

Jurisdiction of Incorporation or
Subsidiary Name	Organization
Silicon Image International LLC	Delaware
HDMI Licensing, LLC	Delaware
Simplay Labs, LLC	Delaware
Silicon Image, Cayman Islands Limited	Cayman Islands
Silicon Image Electronics Technology (Shanghai) Co., Ltd.	China
Silicon Image Japan KK	Japan
Silicon Image UK Limited	United Kingdom
Silicon Image International B.V.	The Netherlands
Silicon Image Cooperatie U.A.	The Netherlands
Silicon Image, GmbH	Germany
Silicon Image Tasarim Merkezi Ticaret Limited	Turkey
CMD Technology Inc.	California
DVDO, Inc.	California
Zillion Technologies, LLC	California
Fairview, LLC	Delaware
Slice Acquisition Corp.	Delaware
TWN Acquisition Corp.	Delaware